Exhibits

Exhibit 4.20

Conformed Copy

Simon Enoch

38 Chiddingstone Street

Fulham

London

SW6 3TG

30 March 2004

Dear Simon

I write to confirm what we have agreed regarding your continued role as non-executive director of Baltimore Technologies plc (the “Company”).

We have agreed that you will continue to act as non-executive director of the Company until the conclusion of the Company’s Annual General Meeting on 5 May 2004 at which time your appointment will terminate. We have further agreed that during the period from now until the termination of your appointment on 5 May 2004, you will receive no fee in your capacity as non-executive director. The terms of the Company’s letters to you dated 30 and 31 July 2003 (other than in relation to duration of appointment and remuneration) will apply during your extended appointment. I confirm that your fee in respect of your appointment up to 30 March 2004 will be paid in cash only.

We have also agreed that the Company will recommend to the Trustees of the Company’s Share Award Plan dated 16 December 2002 that subject to and in accordance with the rules of the Plan as amended from time to time you will be entitled to exercise that part of your Award under the Plan that is exercisable in July 2004 on the date of exercise in July 2004 (the “Exercise Date”). It is agreed that that part of your Award under the Plan that is exercisable by you after the Exercise Date shall be cancelled and that your entitlement under the Plan will cease from that date.

I would be grateful if you would confirm your acceptance of the terms set out in this letter by signing and returning the attached copy letter.

Yours sincerely

Bijan Khezri

Chairman

Baltimore Technologies plc

I have read this letter and accept the terms detailed above.

Exhibits

Conformed Copy

Signature:	Simon Enoch

Date:	30 March 2004

Name:	Simon Enoch